FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2012

VIDEOTRON LTD./VIDÉOTRON LTÉE

(Name of Registrant)

612, St-Jacques, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F	☑	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes	☐	No	☑

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-____________.]

VIDEOTRON LTD.

Filed in this Form 6-K

Documents index

1-        Press release issued by Videotron Ltd. dated March 14, 2012

PRESS RELEASE	For immediate release

Videotron Ltd. Announces Closing of

US$800,000,000 Senior Notes Offering

Montréal, March 14, 2012—Videotron Ltd. today announced the closing of its issuance and sale of US$800 million aggregate principal amount of 5% Senior Notes due 2022 (the “2022 Notes”). Videotron intends to use the proceeds of this issuance to repurchase or redeem by March 30, 2012 all US$395 million principal amount of its outstanding 6 7/8% Senior Notes due 2014, to fully repay borrowings under Videotron’s revolving credit facility, to pay related transaction fees and expenses and to use the remainder for general corporate purposes.

As a result of the oversubscription of the offering and favourable financing terms, Videotron upsized its offering. It translated into Videotron obtaining its lowest coupon rate ever in the high-yield capital markets since being acquired by Quebecor Media Inc. in 2000. This offering is in line with Videotron’s objective of extending the maturities of its credit instruments through opportunistic access to debt capital markets.

This press release is not an offer to sell or buy, or the solicitation of an offer to buy or sell, securities in any jurisdiction. The 2022 Notes have not been registered under the United States Securities Act of 1933 or applicable state securities laws, and the 2022 Notes may not be offered or sold in the United States absent registration or an applicable exemption from registration. The 2022 Notes have not been and will not be qualified for sale to the public under applicable Canadian securities laws.

On February 29, 2012, Videotron announced the distribution of a notice of redemption under the indenture governing its issued and outstanding 6 7/8% Senior Notes due 2014 for the redemption of US$395 million aggregate principal amount of such notes on March 30, 2012. Also on February 29, 2012, Videotron announced a cash tender offer for its issued and outstanding 6 7/8% Senior Notes due 2014 made pursuant to an offer to purchase (the “Offer to Purchase”) of the same date, such tender offer (the “Tender Offer”) to expire on March 28, 2012. In those jurisdictions where the securities laws require the Tender Offer to be made by a licensed broker or dealer, the Tender Offer will be deemed to be made by the dealer manager mentioned in the Offer to Purchase or one or more registered brokers or dealers licensed under the laws of such jurisdiction. None of Videotron or its board of directors, the dealer manager in respect of the Tender Offer, the tender and information agent or the trustee for the 6 7/8% Senior Notes due 2014 makes any recommendation that holders tender or refrain from tendering all or any portion of the principal amount of their notes in the Tender Offer, and no one has been authorized by us or any of them to make such a recommendation. Holders must make their own decision as to whether to tender their notes, and, if so, the principal amount of notes to tender.

About Videotron

Videotron, a wholly-owned subsidiary of Quebecor Media Inc., is an integrated communications company engaged in cable television, interactive multimedia development, and Internet access, cable telephone and mobile telephone services. Videotron is a leader in new technologies with its interactive Digital TV service and its broadband network, which supports high-speed cable Internet access, analog and digital cable television, and other services. As of December 31, 2011, Videotron was serving 1,861,477 cable television customers, including 1,400,814 subscribers to its digital service. Videotron is also the Québec leader in high-speed Internet access, with 1,332,551 subscribers to its cable service as of December 31, 2011. As of the same date, Videotron had 290,578 subscriber connections to its mobile telephone service and was providing cable telephone service to 1,205,272 Québec households and organizations. For the seventh consecutive year, Videotron was named Québec’s most respected telecommunications company by Les Affaires magazine, based on a Léger Marketing survey.

Forward-Looking Statements

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of United States federal securities legislation (collectively, “forward-looking statements”). All statements other than statements of historical facts included in this press release, including statements regarding our industry and our prospects, plans, financial position and business strategy, may constitute forward-looking statements. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which we operate as well as beliefs and assumptions made by our management. Such statements include, in particular, statements about our plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: our anticipated business strategies; anticipated trends in our business; and our ability to continue to control costs. We can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to: general economic, financial or market conditions; the intensity of competitive activity in the industries in which we operate, including competition from alternative means of programs and content transmission; new technologies that would change consumer behaviour toward our product suite; unanticipated higher capital spending required or to address continued development of competitive alternative technologies or the inability to obtain additional capital to continue the development of our business; our ability to implement successfully our business and operating strategies and manage our growth and expansion; disruptions to the network through which we provide our digital television, Internet access and telephony services, and our ability to protect such services from piracy; labour disputes or strikes; changes in our ability to obtain services and equipment critical to our operations; changes in laws and regulations, or in their interpretations, which could result, among other things, in the loss (or reduction in value) of our licenses or markets or in an increase in competition, compliance costs or capital expenditures; our substantial indebtedness, the tightening of credit markets, and the restrictions on our business imposed by the terms of our debt; and interest rate fluctuations that affect a portion of our interest payment requirements on long-term debt. We caution you that the above list of cautionary statements is not exhaustive. These and other factors could cause actual results to differ materially from our expectations expressed in the forward-looking statements included in this press release, and you are encouraged to read “Item 3. Key Information – Risk Factors” as well as statements located elsewhere in Videotron’s annual report on Form 20-F for the year ended December 31, 2010 for further details and descriptions of these and other factors. Each of these forward-looking statements speaks only as of the date of this press release. We will not update these statements unless applicable securities laws require us to do so.

For more information, please contact:

Jean-Francois Pruneau

Vice President

Videotron

Telephone: 514 380-4144

For media only

Elodie Girardin-Lajoie

Specialist

Corporate Communications

Videotron

Telephone: 514 380-7772

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIDEOTRON LTD.

/s/ Christian Marcoux

By:	Christian Marcoux
Assistant Secretary

Date: March 14, 2012